Financial statements and Summary of Events

as of March, 2003 and 2002

together with Auditor’s report

TRANSPORTADORA DE GAS DEL SUR S.A. (“TGS” or “the Company”)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE-MONTH PERIOD ENDED MARCH, 31, 2003 (“MD&A”) (1

1() Not covered by the Limited Reviewed Report of Independent Public Accountants except for items 4, 5 and 7.

)

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company's consolidated financial statements as of March 31, 2003 and 2002, which have been prepared in accordance with Argentine GAAP, as well as the provisions of the CNV and the ENARGAS.

1.

BASIS OF PRESENTATION OF FINANCIAL INFORMATION

Effects of inflation:

Financial statements have been prepared in constant argentine pesos and include the effects of inflation through August 31, 1995. As from that date, and in line with professional accounting standards and regulating agencies requirements, the method of restatement for the effects of inflation was discontinued until December 31, 2001. However, as from January 1, 2002, in view of the high inflation rates suffered from the beginning of 2002 - and in compliance with the provisions of Resolution 3/2002 of the Professional Council in Economic Sciences of the City of Buenos Aires (CPCECABA) and the Resolution N° 415 of the CNV- the Company has re-adopted the recognition of the effects of inflation following the restatement method provided in Technical Resolution N° 6 of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) with the amendments introduced by the Technical Resolution N° 19 of the same Federation. According to Resolution 3/2002 accounting calculations restated to reflect the change in the acquisition power of the currency up to the moment of the interruption of the adjustments, as well as those originated during the stability period, are considered to be stated in constant pesos as of December 2001.

On March 25, 2003 the Executive Branch issued Decree N° 664, which suspended the application of inflation accounting for financial statements closing subsequent to such date, and consequently they will be stated in historical pesos.  As a consequence and in accordance with Resolution N° 441, issued by CNV , the Company suspended the accounting for inflation effective March 1, 2003. The CPCECABA has not adhered to the discontinuance of the recognition for the effects of inflation. The impact of the unaccounted inflation on the financials statements as of March 31, 2003 include: an unrecognized a Ps. 29 million assets decrease and an non recognized loss for the first quarter 2003 amounting to Ps. 18 million.  Amounts at March 31, 2002 and at December 31, 2002, included for comparative purposes, derive from the amounts included in the financial statements at and for such dates, restated in constant pesos as of February 28, 2003. To this end, the Company used a conversion factors based on wholesale internal price index (“WIPI”), as published by the Instituto Nacional de Estadisticas y Censos (“INDEC”). Based on such index cumulative inflation at February 28, 2003 is 120%.

Financial information for the three-month period ended March 31, 2002 was originally prepared without considering the effects of inflation following CNV provisions effective at such time. Consequently, amounts for the three-month period ended March 31, 2002, included for comparative purposes, have been adjusted to consider the effect of inflation and subsequently restated to constant Argentine pesos as of February 28, 2003.

Accounting for devaluation effects:

Resolution No. 3/2002 of the CPCECABA and Resolution No. 398 of the CNV established that exchange losses arising from the devaluation of the peso as from January 6, 2002 and other effects derived from such devaluation, to the extent they are related to foreign currency liabilities existing at such date, are to be added to the cost basis of assets acquired or constructed with direct financing by such foreign currency liabilities. Similar alternative treatment is permitted, but not required, for exchange losses arising from indirect financing. In both cases, the amount of the exchange loss capitalized as part of the value of an asset may not exceed the recoverable value of such assets. TGS has elected to capitalize an exchange loss and maintains a capitalization amounting to approximately Ps. 268,825 in property, plant and equipment at March 31, 2003 (using the alternative criteria). For this purpose, the Company has considered exchange differences arising as from January 6, 2002 in connection with foreign currency liabilities existing as of such date. It was assumed that the proceeds from such liabilities were used in the first place to cover working capital requirements and secondly to finance the assets that do not qualify for capitalization. The remainder was assumed to relate to assets for which capitalization is permitted.

New accounting rules:

On December 21, 2001, the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (“CPCECABA”) approved new accounting rules (Technical Resolution (“TR”) 16 to 19 issued by the Argentine Federation, with certain amendments). The new accounting rules have modified the current valuation principles for assets and liabilities, introduced new valuatiuon techniques for certain issues not addressed by the previous accounting rules and also incorporated additional disclosure for the preparation of financial statements.  Since January 2003, TR N° 20 “ Valuation of Derivative Financial Instruments and Hedging Operations” is effective. Also, CNV issued Resolution N° 434/03 which adopted such new accounting rules, with certain amendments, effective starting January, 1, 2003.

The principal amendments introduced by the new accounting rules which have impacted on TGS’s financial statements are: (i) the adoption of an accounting model which enhances the utilization of the Company’s intention as valuation principle (such as the discounted value of receivables and liabilities); (ii) the incorporation of strict standards to make comparisons with fair values; (iii) the creation of standards to account for labor costs, derivative financial instruments and hedging operations; (iv) the obligatory adoption of deferred income tax method to account for income tax; and (v) new disclosure policy, including business segment and per share information and the information included for comparative purposes (see note 3 to the consolidated financial statements).

2.

 RESULTS OF OPERATIONS

The following table presents a summary of the results of operations for the three-month periods ended March 31, 2003 and 2002:

	2003	2002	Variation
	(In million of pesos)
Net revenues Gas transportation NGL production and commercialization Other services Costs of sales Other operating costs Depreciation and amortization	213.4 100.8 103.5 9.1	258.6 186.5 56.7 15.4	(45.2) (85.7) 46.8 (6.3)
	(110.0) (63.1) (46.9)	(116.4) (53.3) (63.1)	6.4 (9.8) 16.2
Gross operating profit …………………………	103.4	142.2	(38.8)
Administrative and selling expenses	(9.2)	(10.0)	0.8
Operating income	94.2	132.2	(38.0)
Other loss, net	(2.6)	(1.3)	(1.3)
Equity in earnings (loss) of affiliates	1.6	(1.6)	3.2
Net financial results	30.0	(862.9)	892.9
Income tax	94.4	43.9	50.5
Net income (loss)	217.6	(689.7)	907.3

Overview

For the three-month period ended March 31, 2003 the Company has reported a net income of Ps. 217.6 million as compared to the net loss of Ps. (689.7) million for the same period of last year basically reflecting the impact of the application of new accounting rules effective January 1, 2003 coupled with a reduction in the exchange rate on TGS’s outstanding indebtedness. The positive effect of the decline in the exchange rate, included in net income for the first quarter 2003 reduce only partially the loss accounted for during the fiscal year ended December 31, 2002. In addition, the application of new accounting rules resulted in a gain derived from the impact of deferred tax.

Net Revenues

Regulated business

Gas transportation

Gas transportation service is the Company's primary business and accounted for approximately 47% and 72% of total net revenues earned during the three-month period ended March 31, 2003 and 2002, respectively. Gas transportation service revenues are derived principally from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the shipper. TGS also provides interruptible transportation services subject to available pipeline capacity.

Net gas transportation revenues for the three-month period ended March 31 2003 decreased by 46% compared with same period 2002. Although contracted capacity remained leveled, gas transportation revenue decreased basically as a result of the lack of tariff adjustment and the inflation restatement of 2002 figures. For more information about the current status of regulated tariffs refer to Note 7 to the consolidated financial statements.

Non-regulated business

NGL production and commercialization

As opposed to the gas transportation segment, the liquid of Natural Gas (“NGL”) production and commercialization segment is not subject to regulation by ENARGAS.

Net revenues from the NGL production and commercialization segment represented approximately 49% and 22% of the Company's total net revenues during the three-month periods ended March 31, 2003 and 2002 respectively. NGL production and commercialization activities are conducted at the Cerri Complex, located near Bahía Blanca and connected to each of TGS's main pipelines, where ethane, propane, butane and natural gasoline are recovered. TGS sells its production to NGL marketers and refineries, while natural gasoline is sold to other third parties, at current market prices. Ethane is sold to Polisur S.A. at agreed prices.

NGL Production and Commercialization revenue rose Ps. 46.8 million in the first quarter 2003 as compared to the same quarter 2002, reflecting a combination of effects, including : (i) higher international prices for the exports of LPG, (ii) increase in the prices for the local market, and (iii) the renegotiation of some processing and marketing agreements originally “pesified” and now US dollar-tied.

Other Services

Other services segment is not subject to regulation by ENARGAS.

The Company renders midstream services, which basically consist of gas treatment, separation, and removal of impurities from the natural gas stream and gas compression. These activities may also include gathering and gas transportation in gas fields. In addition, the Company also provides services related to pipeline construction, inspection and maintenance.

Other services revenue, which also include telecommunication services, rendered through its controlled company TELCOSUR, reported a Ps. 6.3 million decrease in the current quarter as compared to the same period of last year basically a consequence of higher construction services provided in the 2002 period and reflecting the fact that prices for the 2003 quarter have increased at a lower rate than wholesale general inflation reflected in the restated revenue figures earned during the first quarter of 2002.

#

Costs of Sales and Administrative and Selling Expenses

Costs of sales and administrative and selling expenses for the first quarter 2003 declined by Ps. 7.2 million as compared to the same period of last year, mainly reflecting the effect of a lower depreciation and amortization expense as a consequence of the decline in the exchange loss capitalization in Property, Plant and Equipment generated by a decrease in the exchange rate. However, such effect was partially mitigated by an increase in both the volumes of the gas purchased and also by higher prices for the richness of the injected gas for production and commercialization of NGL.

Net Financial Results

Net financial results for the three-month period ended March 31, 2003, increased Ps. 892.8 million as detailed below:

	2003	2002
Generated by Assets

Interests	5.7	3.9
Results for exposure to inflation	(5.1)	(59.6)
Exchange difference (net of inflation)	(43.4)	127.4
Total	(42.8)	71.7

Generated by Assets

Interests	(54.2)	(91.7)
Result for exposure to inflation	1.5	45.8
Exchange difference (net of inflation)	138.9	(882.2)
Intangible assets amortization	(4.0)	(4.1)
Others	(9.4)	(2.4)
Total	72.8	(934.6)

For the first quarter 2003, the Company reported a net financial gain of approximately Ps. 30.0 million as compared to a net financial loss of Ps. 862.9 million in the corresponding 2002 quarter.  The financial gain reported in the current quarter is due fundamentally to the impact of a lower exchange rate as of the closing of the quarter on the Company’s dollar-denominated debt, while the significant loss reported in the 2002 quarter reflected the increase in the exchange rate from US$ 1=Ps. 1, to US$1= Ps. 3, both net of the capitalized portion in Property, Plant and Equipment.

Income Tax

For the first quarter ended March 31, 2003, the Company reported a Ps. 94.4 million gain for the application of the deferred income tax resulting from a lower deferred tax liability stemming from a decrease in the capitalization of exchange loss in Property, Plant and Equipment.  This gain compares to the Ps. 43.9 million gain reported in the first quarter 2002 when the deferred income tax method was first applied, reflecting basically significant deferred tax assets derived from the tax carry-forward generated by the devaluation effect, partially offset by a deferred tax liability resulting from the exchange loss capitalization for book purposes.

3.

 LIQUIDITY

TGS’s primary sources and uses of cash during the three-month periods ended March 31, 2003 and 2002, are shown in the table below:

#

	2003	2002	Variation
	(in million of pesos)
Cash flows from operating activities	107.6	162.4	(54.8)
Cash flows used in investing activities	(18.2)	(28.0)	9.8
Cash flows from financing activities	(1.6)	(1.7)	0.1
Change in cash and cash equivalents	87.8	132.7	(44.9)

Cash flow from operations during the first quarter ended March 31, 2003, amounted to Ps. 107.6 million which was applied in the following way: (i) Ps. 1.6 million in financing activities and consisted basically on receivables settlements, (ii) Ps. 18.2 million to capital expenditures, and (iii) Ps. 87.8 million to increase the Company’s cash-position.

4.

 CONSOLIDATED BALANCE SHEET SUMMARY

Summary consolidated balance sheet information as of March 31, 2003 and 2002.

	(in thousands of Argentine pesos as described in Note 3.a. to TGS’s consolidated financial statements)
	2003	2002
Current assets	474.619	378.878
Non-current assets	4.797.219	5.091.179
Total	5.271.838	5.470.057

Current liabilities	1.686.601	1.832.116
Non-current liabilities	1.587.033	1.857.332
Sub Total	3.273.634	3.689.448
Shareholders’ equity	1.998.204	1.780.609
Total	5.271.838	5.470.057

5.

CONSOLIDATED INCOME STATEMENT SUMMARY

Summary consolidated income statement information for the three-month periods ended March 31, 2003 and 2002.

	(in thousands of Argentine pesos as described in Note 3.a. to TGS’ consolidated financial statements)
	2003	2002
Operating income	94.249	132.222
Other expenses, net	(2.637)	(1.285)
Equity in earnings (losses)	1.584	(1.586)
Net financial results…	29.978	(862.931)
Net loss income before income tax	123.174	(733.580)
Income tax	94.421	43.859
Net income (loss) for the period	217.595	(689.721)

#

#45##

6.

STATISTICAL DATA (PHYSICAL UNITS)

	First quarter of

	2003	2002	2001	2000	1999
Gas Transportation
Average firm contracted capacity (thousands of m³/d)	61,337	61,587	58,195	57,179	55,814
Average daily deliveries (thousands of m³/d)	45,733	41,473	43,316	43,782	40,486

NGL production and commercialization
* Production
Ethane (metric tons “mt”)	86,658	76,669	77,559	72,821	82,403
Propane (mt)	66,523	68,167	62,752	91,043	82,072
Butane (mt)	43,316	43,700	43,218	63,747	55,858
Natural Gasoline (mt)	20,394	20,175	20,207	27,985	26,804
* Local market sales (a)
Ethane (mt)	86,658	76,669	77,559	72,821	82,403
Propane (mt)	66,523	25,688	44,681	61,113	60,505
Butane (mt)	43,316	19,055	30,898	48,244	41,378
Natural Gasoline (mt)	20,394	2,869	8,412	10,916	14,566
* Exports (a)
Propane (mt)	33,605	38,183	12,858	32,566	16,655
Butane (mt)	18,828	21,897	9,162	16,682	15,003
Natural Gasoline (mt)	14,373	11,869	16,139	22,044	7,101

(a)  Include natural gas processed on behalf of third parties.

7.

 COMPARATIVE RATIOS

	03/31/03	03/31/02
Current assets to current liabilities	0.28	0.21
Total liabilities to shareholders’ equity	1.64	2.07

8.

 OTHER INFORMATION

		For the three-month periods ended March 31,
		2003	2002
Return on net revenues	(a)	1.02	(2.67)
Earnings (losses) per share	(b)	0.27	(0.87)

(a) Net income (losses) to net revenues for the period.

(b) Based on total outstanding shares as of March 31, 2003.

#

Market value of securities at closing of last business day

	Shares in Buenos Aires Stock Exchange	Global Program 1999 (second issuance) in United States
Offering Price	2.70	—
January, 1998	2.26	—
February, 1998	2.36	—
March, 1998	2.32	—
April, 1998	2.35	—
May, 1998	2.16	—
June, 1998	2.24	—
July, 1998	2.38	—
August, 1998	1.89	—
September, 1998	1.98	—
October, 1998	2.08	—
November, 1998	2.02	—
December, 1998	1.98	—
January, 1999	1.93	—
February, 1999	1.99	—
March, 1999	1.90	—
April, 1999	1.91	—
May, 1999	1.80	—
June, 1999	1.88	—
July, 1999	1.73	—
August, 1999	1.54	—
September, 1999	1.65	—
October, 1999	1.70	—
November, 1999	1.67	—
December, 1999	1.88	—
January, 2000	1.58	—
February, 2000	1.83	—
March, 2000	1.69	—
April, 2000	1.63	—
May, 2000	1.55	—
June, 2000	1.80	—
July, 2000	1.64	—
August, 2000	1.48	101.62
September, 2000	1.50	102.62
October, 2000	1.75	102.62
November, 2000	1.45	98.52
December, 2000	1.40	99.31
January, 2001	1.57	100.66
February, 2001	1.44	101.35
March, 2001	1.52	98.44
April, 2001	1.40	93.78
May, 2001	1.41	96.45
June, 2001	1.38	99.85
July, 2001	1.26	97.05
August 2001	1.32	96.60
September 2001	1.12	94.21
October 2001	0.89	94.21
November 2001	0.98	94.21
December 2001	1.30	94.21
January 2002	1.78	55.00
February 2002	1.20	40.00
March 2002	1.05	35.00
April 2002 ……………..	0.82	No price available
May 2002 ……………...	0.64	No price available
June 2002 ……………...	0.51	No price available
July 2002……………...	0.61	No price available
August 2002……………	0.95	No price available
September 2002………	0.94	No price available
October 2002	1.10	No price available
November 2002	1.27	No price available
December 2002	1.10	No price available
January 2003	1.06	No price available
February 2003	1.29	No price available
March 2003	1.22	No price available

9.

OUTLOOK

For the rest of the year, the Company still faces two main challenges: (i) its debt restructuring, and (ii) the re composition of its tariffs.

In respect to its debt restructuring and, taking into account that the Company has not achieved the requisite majorities to file the “Acuerdo Preventivo Extrajudicial”, based on the proposal presented to its creditors, TGS is currently evaluating different courses of action with the intention of aligning the maturities of its loans to its expected cash flows.

In addition, the Company expects to receive partial tariff adjustments in advance to future renegotiation or through a judicial way, by means of appealing the courts decision suspending the application of tariff increases as approved by the Executive Branch, or through a legal way, by means of an amendment to the Economic Emergency Law. Also, once the new Government takes office, the Company expects to start a full renegotiation of its regulatory framework.

Buenos Aires, May 12, 2003

Rafael Fernández Morandé

President of the Board

#

TRANSPORTADORA DE GAS DEL SUR S.A.
AND SUBSIDIARY

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	2003						2002
	Shareholders´Contributions			Retained Earnings			
	Capital Stock	Adjustment to Capital Stock	Subtotal	Legal Reserve	Unappropriated Retained Earnings	Total Shareholders' Equity	Total Shareholders' Equity
Balance at the beginning of year	794.495	1.145.012	1.939.507	148.517	(301.893)	1.786.131	2.424.253
Adjustment on prior year (1)	-	-	-	-	(5.522)	(5.522)	(43.353)
Modified balance at the begining of fiscal year	794.495	1.145.012	1.939.507	148.517	(307.415)	1.780.609	2.380.900
Net income (loss) for the period	-	-	-	-	217.595	217.595	(689.721)
Balances at the end of period	794.495	1.145.012	1.939.507	148.517	(89.820)	1.998.204	1.691.179

(1) See Note 3.

Notes 1 to 11 and Exhibits A to I are integral parts of these statements.

Rafael Fernández Morandé
President

TRANSPORTADORA DE GAS DEL SUR S.A.

AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST-QUARTER PERIODS ENDED MARCH 31, 2003 AND 2003

(Amounts stated in thousands of Argentine pesos as described in Note 3.a.,

except for per share and per ADS amounts in Argentine pesos or where otherwise indicated)

1.

ORGANIZATION AND START-UP OF THE COMPANY

Transportadora de Gas del Sur S.A. (“the Company” or “TGS”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). The Company commenced commercial transactions on December 29, 1992 and it is engaged in the transportation of natural gas and production and commercialization of natural gas liquids (“NGL”) in Argentina. TGS’s pipeline system connects major gas fields in southern and western Argentina with distributors of gas in those areas and in the greater Buenos Aires area. The gas transportation license to operate this system for a period of thirty-five years (“the License”) was exclusively granted to the Company. TGS is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by Ente Nacional Regulador del Gas (“ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where the Company processes natural gas by extracting NGL, was transferred along with the gas transmission assets. The Company also renders upstream services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and transportation and pipeline construction, operation, and maintenance services.

TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which together with Pecom Energía S.A. (formerly Perez Companc S.A.) (“Pecom Energía”) and Enron Corp. (“Enron”) hold approximately 70% of the Company’s common stock. CIESA is owned 50% by Pecom Energía and a subsidiary and 50% by subsidiaries of Enron. The remaining ownership of TGS' common stock is held by local and foreign investors.

2.

ARGENTINE ECONOMIC FRAMEWORK

Argentina is immersed in a critical economic situation. The main features of the current economic context are a major external debt burden, a critical state of the financial system, country risk indicators far above normal average and an economic recession that has already lasted more than five years. This situation has led to a significant decrease in internal demand for goods and services and to a large rise in the level of unemployment. These circumstances have affected the Government’s ability to comply with its commitments and as a consequence defaulted the sovereign debt by the end of 2001. In addition, by the end of April 2003, election for president took place and the new Government is expected to take office on May 25, 2003.

As from January 2002 a number of laws, decrees and regulations were issued, generating a deep change in the economic model effective at that time, which ended up in a significant devaluation, the “pesification” of foreign-currencies denominated assets and liabilities held in the country and the consequent increase in domestic prices.

The significant damage in TGS’s financial condition and results of operations is the result of the changes introduced to the argentine economy and to the TGS ´s License by Law 25,561 (“The Public Emergency Law”), enacted on January 6, 2002.  Such law included the “pesification” of regulated tariffs to an exchange rate Ps. 1=US$ 1 and the elimination of any adjustment clause either by local or by foreign index.  In addition, the National Congress through such law granted the Executive Branch power to renegotiate contracts entered into with private companies who render public services (see Note 7).

Also, the significant devaluation, which started after the amendments to the exchange system and the inflationary process that commenced thereafter, negatively impacted on the Company’s cash generation capacity necessary to face its outstanding indebtedness -substantially all dollar-denominated, within its original maturities. Although the Company’s Management has implemented an action plan to minimize the effects of the situations above mentioned, whose success can not be assured in respect to neither its implementation nor its goals, TGS’s financial condition and results of operations have not much improved and under the existing circumstances there is no access to external financing.  As a consequence, TGS has started a global restructuring process of a substantial portion of its indebtedness without requesting any principal reduction (see Note 6. Debt Restructuring Proposal)

The above mentioned situation have been considered by the Company’s Management to make significant accounting estimates contained in these financial statements, which include the fair value of long lived assets and tax loss carry forward at the end of period, based on different macroeconomic, financial, market and regulatory assumptions deemed as most probable.  Changes in prices and adjustments to operating cost have been considered in the preparation of estimates so as to improve TGS’s financial condition and results of operations.  Actual results may differ from those estimates.

The impacts generated by the measures adopted by the Argentine Government on the Company’s financial condition and results of operations as of and for the year ended March 31, 2003 have been calculated based on the assessments made by the Company’s management at the date of preparing the financial statements. Actual results may materially differ from such evaluations and estimates.  Therefore, the Company’s financial statements may not include all adjustments that could result from these adverse conditions. Furthermore, at this time it is not possible to foresee the future development of the country’s economy, neither the result of the License and the global restructuring process, nor the consequences on the Company’s financial condition and results of its operations.  Consequently, any decision taken on the basis of these consolidated financial statements must consider the effects of these measures, and their future development and the Company’s financial statements must be read in the light of these uncertain circumstances.

3.

BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles used in Argentina ("Argentine GAAP"), (except for what is mentioned in a) to this note) and the regulations of the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina, and ENARGAS. These financial statements do not include certain additional disclosure to approximate to the requirement issued by the Securities and Exchange Commission (“SEC”).

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting years.  Actual results could differ from those estimates.

Argentine GAAP require companies with a controlling financial interest in other companies to present both parent company, where investments in subsidiaries are accounted for by the equity method, and consolidated financial statements. Due to the special purpose of these consolidated financial statements, parent company only financial statements are not included.  This procedure has been adopted for the convenience of the reader of these consolidated financial statements.

The consolidated financial statements include the accounts of TGS and its subsidiary TELCOSUR S.A. (“TELCOSUR”), which has been consolidated following the methodology established in Technical Resolution (“TR”) N° 4 of the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”).  The accounting policies used by TELCOSUR are consistent with those applied by TGS. All significant intercompany transactions have been eliminated in consolidation.

Detailed data reflecting subsidiary direct control as of March 31, 2003, and December 31, 2000 is as follows:

Company	% of shareholding and votes	Closing date	Legal address

TELCOSUR S.A.	99.98	December 31,	Don Bosco
			3672, 6th Floor,
			Buenos Aires

On December 21, 2001, the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (“CPCECABA”) approved new accounting rules (Technical Resolution (“TR”) 16 to 19 issued by the Argentine Federation, with certain amendments).  The new accounting rules have modified the current valuation principles for assets and liabilities, introduced new valuatiuon techniques for certain issued not addressed by the previous accounting rules and also incorporated additional disclosure for the preparation of financial statements. Since January 2003, TR N° 20 “ Valuation of Derivative Financial Instruments and Hedging Operations” is effective. Also, CNV issued Resolution N° 434/03 which adopted such new accounting rules, with certain amendments, effective starting January 1, 2003.

The principal amendments introduced by the new accounting rules which have impacted on TGS’s financial statements are: (i) the adoption of an accounting model which enhances the utilization of the Company´s intention as valuation principle (such as the discounted value of receivables and liabilities); (ii) the incorporation of strict standards to make comparisons with fair values; (iii) the creation of standards to account for labor costs, derivative financial instruments and hedging operations; (iv) the obligatory adoption of deferred income tax method to account for income tax; and (v) new disclosure policy, including business segment and per share information and the information included for comparative purposes.

At March 31, 2003, the adoption of these new valuation and disclosure rules according to the transition period rules, generated a prior period adjustment, as follows:

Changes in valuations to assets and liabilities	For the three –month period ended March 31, 2003	Adjustment to Unappropiated retained earnings at December 31, 2002

1. Discount of receivables and liabilities	(1,400)	-
2. Labor Costs 3. Valuation of hedging operations (a) 4. Application of deferred tax method	(737) (3,109) 94,305	- - (5,522)

(a) In accordance with the transition rule, the balance at beginning of period has not been modified to incorporate the accounting of hedging operations.

Financial statements for the three-month period ended March 31, 2003 and 2002 are unaudited. The Company’s Management believes that they contain all adjustment necessary to reasonably present the result of each period. Results for the three-month period ended March 31, 2003 and 2002 do not necessary reflect the portion of the Company’s result for the complete fiscal year.

a)

Presentation of consolidated financial statements in constant Argentine pesos

The consolidated financial statements have been prepared in constant currency, recognizing the overall effects of inflation up to August 31, 1995. As from that date, in line with professional accounting standards and the requirements of the control authorities, the Company discontinued the restatement of its financial statements until December 31, 2001.

As established by Resolution No.3/2002 of the CPCECABA and Resolution No. 415 of the CNV, as from January 1, 2002 the Company resumed the recognition of the effects of inflation in these financial statements, following the provisions of TR No. 6, as amended by TR. No.19, both issued by the Argentine Federation.  Accounting measurements restated due to the change in the purchasing power of the currency up to August 31, 1995, as well as those, which have been originated between that date and December 31, 2001, are deemed to be stated in pesos as of such date.

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The restatement methodology is computed at each balance sheet date, using the Argentine WPI published by the INDEC, as follows:

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Non-monetary items and consolidated statement of income amounts are adjusted to reflect the then-current general purchasing power.

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Monetary items are not adjusted as such items are, by their nature, stated in terms of current general purchasing power in the financial statements; and

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Monetary gains or losses are recognized in the consolidated statement of income, reflecting the effect of holding monetary items. This gain or loss on exposure to inflation (monetary gain or loss) is included in the consolidated statement of income within “Net financial expense”.

On March 25, 2003 the Executive Branch issued Decree N° 664, which suspended the application of inflation accounting for financial statements closing subsequent to such date, and consequently they will be stated in historical pesos. As a consequence and in accordance with Resolution N° 441, issued by CNV , the Company suspended the accounting for inflation effective March 1, 2003. The CPCECABA has not adhered to the interruption of the recognition for the effects of inflation. The impact of the unaccounted inflation on the financials statements as of March 31, 2003 include: an unrecognized Ps. 29 million assets decrease and a non recognized loss for the first quarter 2003 amounting to Ps. 18 million.  Amounts at March 31, 2002 and at December 31, 2002, included for comparative purposes, derive from the amounts included in the financial statements at and for such dates, restated in constant pesos as of February 28, 2003.  To this end, the Company used a conversion factors based on wholesale internal price index (“WIPI”), as published by the Instituto Nacional de Estadisticas y Censos (“INDEC”). Based on such index cumulative inflation at February 28, 2003 is 120%.

Financial information for the three-month period ended March 31, 2002 was originally prepared without considering the effects of inflation following CNV provisions effective at such time. Consequently, amounts for the three-month period ended March 31, 2002, included for comparative purposes, have been adjusted to consider the effect of inflation and subsequently restated to constant Argentine pesos as of February 28, 2003.

b)

Derivative financial instruments

The Company uses derivative financial instruments as part of its overall strategy to manage its exposure to market risks associated with fluctuations in interest rates.  Derivative financial instruments, described in Note 6 consist of interest rate caps.  As a matter of policy, the Company does not use derivatives for trading or speculative purposes.

Interest rate swap and cap agreements are accounted for on an accrual basis, with the net receivable or payable recognized as an adjustment to interest expense. The related accrued receivable or payable is included as an adjustment to interest payable. Gains and losses related to interest rate lock agreements are deferred and amortized as an adjustment to interest expense over the same period in which the related interest costs of the new debt issuance are recognized in earnings.

Assets associated to derivative financial instruments have been valued at their fair value. Liabilities associated to derivative financial instruments have been valued at their estimated cancellation cost. Differences generated as a consequence of the application of the above-mentioned principle, have been recognized through income.

c)

Short term receivables and liabilities

Short term receivables and liabilities, including accrued interest if applicable at the end of each period, have been valued at their respective notional amount, which does not materially differ from the present value of the future cash flow that the receivables and liabilities will generate, using the internal rate of return estimated at the inception.

d)

Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currencies, including accrued interest if applicable, were translated at the prevailing exchange rates as of March 31, 2003 and December 31, 2002. Transactions denominated in foreign currencies are translated into pesos at the prevailing exchange rates on the date of transaction settlement. Foreign currency exchange gains and losses are recorded within “Net financial results” in the accompanying consolidated statements of income.

e)

Earnings and dividends per share and per ADS

Earnings and dividends per share and per American Depositary Shares (“ADS”) have been calculated based on 794,495,283 outstanding shares during each year. One ADS represents five Class B shares.

f)

Revenue recognition

Firm transportation revenues are recognized based on the accrued contracted capacity reserved regardless of actual usage. For interruptible transportation services and certain NGL production and commercialization contracts, revenues are recognized upon the delivery of natural gas or gas liquids to customers, respectively. For other NGL production and other services contracts, revenues are recognized when services are rendered.

g)

Inventories

Inventories consist of natural gas in the pipeline system owned by TGS in excess of line pack, which is classified as property, plant and equipment, and NGL obtained from natural gas processing at the Cerri Complex. The Company values these inventories at replacement or reproduction cost, as applicable, at the end of each year. The carrying value of inventories does not exceed its recoverable value.

h)

Investments

Overnights accounts are valued at their face value plus accrued interest, which does not materially differ from its discounted value using the internal rate of return effective at inception.

Money market funds have been valued at fair value.

Investments in sovereign bonds to be held to maturity (Exhibit C and D) have been valued based on the best estimate of the present value of the cash to be received, using the discount rate estimated at the time of incorporation of the assets. The book value of these investments, net of corresponding impairment, does not exceed their respective recoverable value at March 31, 2003 and December 31, 2002.

The investments in Gas Link S.A. ("LINK") and Isonil S.A. (“Isonil”) have been valued by the equity method, following the provisions established by TR No. 5 of the Argentine Federation. These investments have been calculated based on their respective financial statements as of the dates indicated in Exhibit C, which were prepared applying similar criteria to those used by the Company to prepare its consolidated financial statements. At March 31, 2003 and December 31, 2002, the investment in LINK has been adjusted by Ps. 6,201 and Ps. 6,255, respectively, due to the elimination of intercompany profits, following the provisions established by TR N° 5 of the Argentine Federation. Due to these adjustments, LINK’s equity method value is negative and is registered in “Other liabilities”.

i)

Long term receivables and liabilities

Long term receivables and liabilities (except for deferred tax assets and liabilities) have been valued based on the best estimate of the discounted value of the amounts to be received or paid, using the interest rate effective at the time of the transaction or the interest rate to saving accounts in the Banco de la Nacion Argentina, effective at the moment of its incorporation to assets or liabilities.

Assets and liabilities generated as a result of the application of the deferred tax method have been calculated at its historical value in accordance with Resolution N° 434 of CNV, net of impairment of non recoverable tax loss carry forward.

j)

Property, plant and equipment, net

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Assets transferred from the privatization of GdE: its value was determined based on the price paid for the 70% of the Company’s common stock which amounted to US$ 561.2 million. This price was the basis to determine a total common stock of US$ 801.7 million, which when added to the Initial Debt assumed under the Transfer Contract of US$ 395.0 million resulted in a total value for property, plant and equipment of US$ 1,196.7 million.  Such value, converted at the exchange rate in effect as of the date of the Transfer Contract, has been restated for the effects of inflation as described in Note 3.a).

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Line pack: represents the natural gas in the transportation system estimated necessary to keep the system at operating capacity, valued at acquisition cost and restated for the effects of inflation as described in Note 3.a).

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-Capitalization of exchange loss: in accordance with Resolution No. 1/2002 of the CPCECABA and Resolution N° 392 of the CNV, the Company has recognized the effects of the devaluation of the peso as from January 1, 2002. Resolution No. 3/2002 of the CPCECABA and Resolution No. 398 of the CNV established that exchange losses arising from the devaluation of the peso as from January 6, 2002 and other effects derived from such devaluation, to the extent they are related to foreign currency liabilities existing at such date, are to be added to the cost basis of assets acquired or constructed with direct financing by such foreign currency liabilities. Similar alternative treatment is permitted, but not required, for exchange losses arising from indirect financing.  In both cases, the amount of the exchange loss capitalized as part of the value of an asset may not exceed the recoverable value of such assets.

TGS has elected to capitalize an exchange loss and maintains such capitalization amounting to approximately Ps. 268,825 in property, plant and equipment at March 31, 2003 (using the alternative criteria). For this purpose, the Company has considered exchange differences arising as from January 6, 2002 in connection with foreign currency liabilities existing as of such date. It was assumed that the proceeds from such liabilities were used in the first place to cover working capital requirements and secondly to finance the assets that do not qualify for capitalization. The remainder was assumed to relate to assets for which capitalization is permitted.

Exchange losses not capitalized as property, plant and equipment during the year were charged to expense and are included in “Net financial results” in the accompanying consolidated statement of income.

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Additions: valued at acquisition cost restated for the effects of inflation as described in Note 3.a). The Company capitalizes the net cost of debt used to finance works in progress until such assets are ready to be placed in service. The Company has capitalized all the investments stipulated as mandatory in the License during the first five-year period, in order to achieve system integrity and public safety equal to those required by international standards. Such investments included, among others, the costs of survey programs related to internal and external pipeline inspection, cathodic protection and pipeline replacement and recoating. Additionally, the Resolutions N° 1,660 and N° 1,903 issued by ENARGAS include definitions about which costs should be considered as improvements or maintenance expenses. Repairs and maintenance cost are expensed in the year in which they are incurred.

- Depreciation: the Company applied the straight-line method with a composite depreciation rate for all assets allocated to transportation service and to the NGL production and commercialization until December 31, 1999.

Regarding the assets allocated to natural gas transportation service, the Resolutions N° 1,660 and N° 1,903 issued by ENARGAS established maximum useful lives applicable to each component of such assets to be applied effective January 1, 2000, which are lower than the useful lives applied by the Company through December 31, 1999. The new useful lives applied by the Company, disclosed in Exhibit A, do not exceed the maximum useful lives, determined in such resolutions. The resolution also outlines specific criteria for assets retirements. During the fiscal year 2000, in compliance with the provisions stated by ENARGAS in the mentioned resolutions and maintaining the straight-line method, the Company changed the above mentioned composite depreciation rate, for individual depreciation rates for each component of the assets allocated to the gas transportation service.

Regarding the assets allocated to NGL production and commercialization, during the fiscal year 2000, maintaining the straight-line method, the Company also changed the composite depreciation rate, for individual depreciation rates for each component of the assets allocated to the NGL production and commercialization.

For depreciation of all other property, plant and equipment, the Company uses the straight-line method at the rates disclosed in Exhibit A.  Gain or loss on retirements on these assets is recognized in income when such retirements occur.

Exchange loss capitalized is depreciated over the remaining useful lives of the assets that led to such capitalization.

Based on the projections in line with Note 2, the Company’s management believes that the book value of property, plant and equipment, taken as a whole, does not exceed its recoverable value.

k)

Intangible assets

Intangible assets are valued at their historical cost, restated for the effects of inflation as described in Note 3.a), less accumulated amortization. As described at the beginning of this note, the amortization of pre-operating costs, organization costs, cancellation costs of commitments assumed under the Transfer Contract and other costs was calculated over a period of primarily thirty-five years through December 31, 2000. Starting January 1, 2001, the net book value of these costs as of December 31, 2000 is being amortized over a five-year period. The costs of hedging interest rates are deferred over the related loans term. Arrangement costs for the issuance of debt associated to Global Programs, as well as issuance debt costs, are deferred over the related programs and loan terms, respectively.

l)

Income tax provision

The Company has recorded income tax based on the deferred tax method, considering the effect of temporary differences between assets and liabilities for book basis and for tax purposes.

To estimate deferred tax assets and liabilities, the tax rate expected to be effective at the time of utilization was applied on identified temporary differences or tax loss carry forwards, based on the outstanding legal rules effective at the time of preparation of these financial statements.

The breakdown of the income tax included in the Income Statement is as follows:

	March 31, 2003	December 31, 2002
Estimated income tax / tax loss carry forward	(141,773)	643,966
Deferred income tax	94,305	(63,311)
Impairment for tax loss carry forward	141,889	(542,823)
Total income tax	94,421	37,832

The evolution and breakdown of deferred tax assets and liabilities are as follows:

	March 31, 2003	December 31, 2002
Current deferred tax assets and liabilities
Trade receivables	1,679	1,691
Investments	3,949	5,769
Payroll and social security taxes payable	312	-
Taxes payable	165	166
Property, plant and equipment	23,215	19,564
Intangible assets	(2,608)	(2,825)
Total current	26,712	24,365
Non Current deferred tax assets and liabilities
Trade receivables	(780)	(786)
Investments	3,661	3,688
Property, plant and equipment	(42,581)	(134,894)
Intangible assets	(2,172)	(2,647)
Allowances Other liabilities	3,569 15	3,595 15
Tax loss carry forward	497,463	643,965
Tax loss carry forward impairment	(396,947)	(542,823)
Total no current	62,228	(29,887)
Total deferred tax assets (liabilities), net	88,940	(a) (5,522)

(a) Inflation exposure results generated by deferred tax liability at December 31, 2002 amounted to a 41 gain, included in the financial result for the first quarter 2003.

A reconciliation between the amount accrued as income tax and the income tax expense that will have result from applying the effective tax rate on the income or loss for book purpose is as follows:

March 31, 2003
Net income (loss) for the period	123,174
Effective tax rate	35%
Net income (loss) for the period at statutory income tax rate	(43,112)
Temporary differences at statutory income tax rate
- Restatement to constant pesos	(3,936)
- Changes in impairment of tax loss carry forward	141,889
- Other	(420)
Total net income tax	94,421

Accumulated tax loss carry forwards pending to be used by the TGS and Telcosur at period end amount to approximately 1,421,322 and may be compensated with taxable income in future periods, according to the following detail:

Year	Amount	Year of expiration
TGS:
Tax loss carry forward 2002	1,826,389	2007
Utilization in 2003	(405,398)
Telcosur:
Tax loss carry forward 2003	331	2008
Total accumulated tax loss carryforward	1,421,322

The application of deferred tax assets including the tax loss carry forward depends on the future generation of taxable income through those years in which temporary differences will become deductible.  To assess the application of such deferred tax assets, the Company evaluates the reversion of the deferred tax liabilities, its tax planning projections of future taxable income based on its best estimate in accordance with what is mentioned in Note 2.  Based on such projections and considering that the future taxable income is not likely to absorb the net temporary differences (tax loss carry forward), the Company has created an impairment of 396,947 and 542,823 at March 31, 2003 and December 31, 2002, respectively.

m)

Tax on minimum notional income

The Company and its subsidiary are subject to the tax on minimum notional income Law (“Impuesto a la Ganancia Mínima Presunta”), which became effective for fiscal periods ending after December 30, 1998. The asset tax is calculated on an individual entity basis at the statutory tax rate of 1%, and is based upon the taxable assets of each Argentinean entity as of the end of the year. Pursuant to this law, the Company is required to pay the greater of the income tax or the asset tax. Any excess of the asset tax over the income tax may be carried forward and recognized as a payment on account of future income tax charges. Originally asset tax carryforwards were available for utilization within a four-year period. Pursuant to Law No. 25,360 effective December 2000, the utilization period has been extended to ten years.

The accrued tax on minimum notional income tax during the period as well as the payment made for this tax in previous years have been classified as a credit since it is likely that it may be applied in future income tax payment in subsequent years.

n)

Allowances and provision for contingencies

Deducted from assets: The Company provides for losses relating to its investments, trade and other receivables. Impairment in respect to sovereign bonds is based on the difference between their book and fair value at March 31, 2003 and December 31, 2002.

The allowances for trade receivables include certain clients who present certain doubts as to their recoverability as estimated by the Company’s management.

In addition, TGS has impaired the tax loss carry forward included in the tax return for the fiscal year 2002, which based on the income projections, will be applied within the next five subsequent years.

Included in liabilities: The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving legal and regulatory matters. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company's estimates of the outcomes of these matters and the Company’s lawyers’ experience in contesting, litigating and settling other matters

Allowances and provisions are disclosed in Exhibit E.

o)

Shareholders' equity accounts

These accounts have been restated for the effects of inflation as described in Note 3.a), except for "Capital stock" which is stated at original cost. The adjustment derived from its restatement has been disclosed in the account "Inflation adjustment to capital stock".

p)

Statement of income accounts

The consumption of non-monetary assets was restated based on the date of incorporation of such assets, as disclosed in Note 3.a).

Net financial gain (expense) generated by assets and liabilities, as disclosed in the income statement basically include interest, results on exposure to changes in the argentine currency purchasing power and the remainder is exchange difference, not eligible for capitalization at March 31, 2003 in accordance with Note 3.j).

4.

CONSOLIDATED BUSINESS SEGMENT INFORMATION

The Company's principal business is to provide natural gas transportation service through its pipeline system. Also, the Company produces and commercializes NGL at the Cerri Complex and renders other non-regulated services.

Operating income consists of net revenues less operating expenses. In the calculation of operating income, the following items have not been included: other expenses, net, equity in losses of affiliated company, net financial expense and income tax expense.

Assets and liabilities identifiable with each segment are those used by the Company to develop each business. Assets and liabilities that cannot be identified with a specific segment have been grouped under "Corporate" and include investments and loans, among others.

There were no revenues between the business segments during the reported periods.

Three-Month Period ended March 31, 2003	Gas Transportation	NGL Production and commercialization	Other services	Corporate	Total
Net revenues	100,766	103,541	9,107	-	213,414
Operating income (loss)	44,624	57,529	1,262	(9,166)	94,249
Depreciation of property, plant and equipment	34,762	6,386	3,215	1,824	46,187
Additions to property, plant and equipment (includes work in progress)	5,924	1,614	2,438	137	10,113
Identifiable assets	4,183,733	452,836	223,264	412,005	5,271,838
Identifiable liabilities	47,620	46,182	8,080	3,171,752	3,273,634

Three-Month Period ended March 31, 2002
Net revenues	186,513	56,738	15,397	-	258,648
Operating income (loss)	109,833	28,200	4,198	(10,009)	132,222
Depreciation of property, plant and equipment	46,.195	9,333	4,842	2,658	63,028
Additions to property, plant and equipment (includes work in progress)	21,932	68	839	100	22,939

For the fiscal year ended December 31, 2002	Gas Transportation	NGL Production and commercialization	Other services	Corporate	Total
Identifiable assets	4.489.658	472.652	248.474	259.273	5.470.057
Identifiable liabilities	49.604	30.264	14.649	3.594.931	3 689.448

The Company provides credit in the normal course of its gas transportation business principally to gas distribution companies, Pecom Energía, Profertil S.A. (“Profertil”) and Repsol YPF S.A. (“YPF”). Concentration of credit and principal customers gross revenues from gas transportation at and for the three-month period ended March 31, 2003 and 2002 are as follows:

	Trade receivables At Mach 31,		Gross revenues For the three-month period ended March, 31
Gas Transportation:	2003	2002	2003	2002
MetroGas S.A.	17,613	18,192	43,644	80,797
Camuzzi Gas Pampeana S.A	7,815	8,055	19,169	35,514
Gas Natural BAN S.A.	12,517	12,740	15,202	28,181
Pecom Energía	2,639	6,363	6,392	10,429
Camuzzi Gas del Sur S.A	13,259	12,444	4,209	7,435
Profertil	916	1,249	2,982	5,362
YPF	2,022	1,072	2,490	6,723

The principal customers in the NGL production and commercialization segment are Polisur S.A., Petrobras International Finance Company (“Petrobras”) and YPF. The amounts of trade receivables and gross revenues for these customers for the three-month period ended March 31, 2003 and 2002 are as follows:

	Trade receivables At Mach 31		Gross revenues For the three-month period ended March, 31
Producción y comercialización de LGN:	2003	2002	2003	2002
Petrobras	20,229	22,832	72,668	22,092
Polisur S.A.	13,331	12,926	42,749	25,437
YPF	1,669	3,243	6,074	2,966

5.

SUPPLEMENTAL CASH FLOW INFORMATION

In the preparation of the consolidated statements of cash flows, cash and cash equivalents include investments with original maturities of three months or less. The Company uses the indirect method, which requires a series of adjustments to the period’s net (loss) income to obtain the cash flows from operating activities.

Cash and cash equivalents at end of period are as follows:

	At March 31,
	2003	2002
Cash and banks	10,127	17,974
Current investments	287,683	237,031
Current investments with original maturity longer than three months	(5,890)	-
Total	291,920	255,005

Non-cash transactions eliminated from the cash flow statements are as follows:

	At March 31,
	2003	2002
Financed by suppliers	16,620	10,156
Capitalized exchange loss	(288,766)	1,239,578

6.

LOANS

At March 31, 2003, “Current loans” includes US$ 100 million from the third issuance of notes under the 1993 Global Program and US$ 300 million corresponding to the first and second issuance of negotiable notes under the 1999 Global Program (US$ 150 million each issuance). At the date of issuance of these financial statements principal under such issuances are due. Weighted average interest rate at March 31, 2003 is 6.39%, except for the issuance of notes described above.

Long-term debt outstanding at March 31, 2003 December 31, 2002 consisted of the following:

	March 31, 2003	December 31, 2002
-Inter-American Development Bank (“IDB”) Loans due through 2011 (interest rates between 5.15% and 10.19%) -2000 Global Program: Series 1 Floating rate notes due 2006, current interest rate of 3.33%	971,480 596,000	1,106,750 678,988
-Other bank borrowings due through 2006 (interest rates ranging between 1.43% and 2.66% in 2002)	19,553	30,859
	1,587,033	1,816,597

Detailed information on significant debt as of March 31, 2003, is as follows:

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Debt issuances under Global Programs:

1993 Global Program

At the Shareholders’ Meeting held on August 27, 1993, the establishment of a Global Program for the issuance of short and medium Term Notes (Eurocommercial Papers ("ECP") and Euro Medium Term Notes ("EMTN"), respectively) was approved. The Program allowed an aggregate notional outstanding amount at any given time of US$ 350 million. At the Shareholders´ Meeting held on March 6, 1996, the maximum amount of this Program was increased to US$ 500 million. The Global Program had been registered with the Bolsa de Comercio de Buenos Aires ("BCBA") and the CNV.

The outstanding Series 3 Notes under this Global Program as of December 31, 2002, consists of five-year registered notes originally due December 18, 2002, in one payment for an aggregate amount of US$ 100 million bearing interest at six-month LIBOR plus 0.65% through the first year, stepping up to 0.85% in the fifth year. The notes were approved for trading in the BCBA. Net proceeds from the placement were used to debt refinancing, to finance capital expenditures and working capital needs. As agreed between the Company and its creditors, the original maturity date was extended until March 18, 2003 at a 3.41% cost per annun. At such date, the Company paid accrued interest and the principal due under the agreement was included in the global debt restructuring, as decribed below.

1999 Global Program:

The Shareholders’ Meeting held on February 17, 1999, ratified the authorization given by the Shareholders’ Meeting held on February 17, 1998, for the creation of a new US$ 500 million Global Program, to replace the 1993 Global Program which expired at the end of 1998. The CNV, the BCBA and the Luxembourg Stock Exchange have authorized this program. The outstanding notes under this Global Program as of December 31, 2002, consists of:

Series 1: Medium-term (3 years) registered notes in an aggregate principal amount of US$ 150 million, maturing in a single payment on March 27, 2003. The notes bear interest at 30, 60, 90 or 180 days LIBOR, as the Company may choose, plus 2.25% through the first year, stepping up to 3% in the third year.  The BCBA authorized the public trading of this issuance. Net proceeds from this transaction were applied to refinance the issuance under the 1997 Global Program, created in February 1997 for a term of 36 months and whose last issuance were cancelled on March 27, 2000. At such date, the Company paid accrued interest and the principal due under the agreement was included in the global debt restructuring, as described below.

Series 2: Medium-term (3 years) registered notes in an aggregate principal amount of US$ 150 million, issued at a price of 99.694%, maturing in a single payment on April 15, 2003. The notes bear interest at an annual fixed rate of 10.38%, payable semi-annually. The Luxembourg Stock Exchange, BCBA and Mercado Abierto Electrónico have authorized the public trading of this issuance. Net proceeds from this transaction were exclusively used to prepay and partially refinance the second issuance under the 1996 Global Program, which matured in June 2000. In April 15, 2003, the Company paid accrued interest and the principal due under the agreement was included in the global debt restructuring, as described below.

2000 Global Program:

The Shareholders’ Meeting held on February 22, 2000, approved the creation of a new Global Program for the issuance of short and medium-term notes for a maximum outstanding amount of US$ 300 million, in order to replace the 1997 Global Program. The CNV, the BCBA and the Luxembourg Stock Exchange have authorized this program. The outstanding notes under this Global Program as of December 31, 2002, medium-term (5 years) registered note in an aggregate principal amount of US$ 200 million with final maturity on April 24, 2006, which was privately placed. Debt will be paid in five equal semiannual installments with a 36-month grace period.  The note bears interest at LIBOR, plus 1.955% annual, payable quarterly. The note was acquired by the financial trust “Titan TGS 2001” and is the underlying asset of the Class “A” and “B” notes issued by such trust.  Class “A” notes are covered through insurance provided by “Overseas Private Investment Corporation” (“OPIC”), that covers risk of non- convertibility of local currency, transfer restrictions imposed by the government and expropriation. Proceeds from this transaction will be applied to finance investment plan for the period 2001-2003. Pending the application of these funds to such purpose they were partially used to repay the first issuance under the 1996 Global Program that amounted to US$ 150 million and matured on April 25, 2001.

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IDB loans:

In the first half of 1999, TGS collected funds from the IDB loan agreement, which total US$ 226 million. The transaction has a final maturity of 12 years, with a five-year grace period that results in an eight and a half-year average life. The IDB loan agreement is structured through an A loan disbursement of US$ 50 million which is funded by the IDB and a B loan disbursement of US$ 176 million which was raised through a private placement to foreign investors. IDB is the lender of record and administrator for both A and B loans disbursements. The transaction was priced at 450 basis points over an average US Treasury bond interest rate settled at 5.15% (for US$ 200 million) and at 375 basis points over LIBOR (for the remaining US$ 26 million). The proceeds of the transaction were received with the purpose of financing part of the capital expenditures over the period 1998-2002 associated with expansions and enhancements of the gas transportation, NGL production and commercialization and other services activities.

Additionally, in November 1999, TGS received another loan which totals US$ 100 million from the IDB loan agreement mentioned above. The transaction has a final maturity of eleven and a half years, with a four and a half-year grace period and an eight-year average life. The IDB loan agreement is structured through an A loan disbursement of US$ 25 million which is funded directly by the IDB and a B loan disbursement of US$ 75 million which was raised through a private placement to foreign investors. The transaction was priced at 420 basis points over an average US Treasury bond interest rate settled at 5.99%. The proceeds of the transaction were received with the purpose of financing part of the capital expenditures over the period 1999-2002 associated with expansions and enhancements of the gas transportation, NGL production and commercialization and other services activities.

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Other bank borrowings:

Include credit lines granted by the Export Import Bank of USA (“Eximbank”) payable over five years in semi-annual installments accruing interest at 180-day LIBOR plus 0.20% or 0.40% annually depending on the credit line.  As of March 31, 2003 and December 31, 2002 the current principal outstanding amounted to Ps. 14,837 and Ps. 18,872, respectively, and the non-current portion amounted to Ps. 8,545 and Ps. 9,008, respectively.

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Covenants:

The Company must comply with the restrictive covenants contained in its debt agreements, which as a result of the devaluation of the argentine peso, has not been brached and are proposed to be amended in the global restructuring proposal mentioned below. According to contractual terms the default situation give the creditors right to request additional interest. Such additional interest will be book once they are required.

Main restrictions are as follows:

i)

restrictions to create liens: as long as any note issued remains outstanding, the Company may not encumber its assets or its present or future revenues with debt incurred which in the aggregate exceeds US$ 10 million or US$ 20 million depending of each global program, unless the Company finances, in full or in part, the purchase or construction of the assets so encumbered.

ii)

restrictions on the level of indebtedness: as of the closing date of annual and/or interim financial statements, debt assumed by the Company may not exceed 60% or 65% (as applicable, according to the respective TGS’s Global Programs) of the sum of total debt plus shareholders' equity. Additionally, under the IDB loan agreement, debt assumed by the Company may not exceed 65% of the sum of total debt plus shareholders’ equity, minus intangible assets, deferred issuance discounts and other similar to them.

iii)

restrictions on the EBITDA (defined as earnings before net financial expense, income tax, depreciation and amortization) to “Net financial expense” ratio: this ratio must not be less than 2.5 in any moment.

-

TGS’ s global debt restructuring proposal

On February 24, 2003 TGS started a process aimed at restructuring substantially all of its outstanding indebtedness, amounting to US$ 1,027 million. The restructuring process of the Company’s indebtedness is a consequence of the negative impact on TGS’s financial condition and result of operations caused by the significant changes introduced in the Argentine economy in early 2002. Such changes have jeopardized its ability to generate cash required to serve its outstanding debt on its original maturities, including the US$ 492 million due in 2003.

The primary goals of the restructuring are to eliminate the concentration of maturities over the short term, to amend certain covenants of the existing obligations, which have been breached as a consequence of the negative impact of the economic changes in the Company’s financial statements, and to adjust the interest rate and amortization schedule to align TGS´s debt service to its expected operating cash flow.

The restructuring process, announced on February 24, 2003 supplement and amended on March 25, 2003, will be implemented by means of an out-of-court renegotiation agreement, or “Acuerdo Preventivo Extrajudicial” (“APE”), a new feature introduced by the Argentine law, which essentially requires an agreement between the Company and its creditors to be endorsed by a court.

In the course of this process the Company called to Note holders’ meeting held (on second call) in April 11, 2003 to submit for holders approval its restructuring proposal, which in aggregate represent approximately US$ 600 million if the total debt proposed for restructuring. The proposal for the restructuring presented by the Company was consented to by holders of notes representing the following amounts: (i) US$ 73 million at the meeting of the Series 1 Notes under the 1999 Global Program, the outstanding principal amount of which is US$ 150 million, (ii) US$ 81 million at the meeting of the Series 2 Notes, the outstanding principal amount of which is US$ 150 million and (iii) US$ 65 million at the meeting of the Series 3 Notes, the outstanding principal amount of which is US$ 100 million. However, the meeting in respect to the OPIC Note, the outstanding principal amount of which is US$ 200 million was not held due to the lack of quorum.

Although the consent received at the Note holders Meeting, the Company failed to achieve the requisite majorities as requested by Argentine Law to file the APE. Consequently, at the date of issuance of these financial statements, the Company is evaluating alternative way of actions. In the case that the Company does not agree with its creditors, certain long-term loans may become due upon creditor’s request.

-

Derivative financial instruments:

As of March 31, 2003, the Company has outstanding interest rate cap agreements with major financial institutions to manage the impact of the floating interest rate changes on the US$ 200 million first issuance under 2000 Global Program.

In July 2001, the Company entered into interest rate cap with knock-out agreements associated to the first issuance under the 2000 Global Program, through which the Company set the 3-month LIBOR at an annual cost of 5.25%, in case the level of such rate fluctuates between 5.25% and 8% annually. However, in the event LIBOR at the beginning of any interest period is equal or greater than 8%, the Company will pay LIBOR for such interest period. These agreements have an aggregate notional amount of US$ 200 million and mature on April 24, 2006. Amortization of the above-mentioned issuance is in five semi-annual installments starting April 24, 2004 and matches the amortization schedule of these agreements. Premiums paid by the Company amounted to US$ 2.9 million. Based on the current and future level of LIBOR, based on the Company’s estimates, the derivative can not longer qualify as effective to cover the associated risk and consequently the difference between its amortized cost and its fair value (included in “other receivable”) was charged to expense during the three-month period ended March 31, 2003.

In 1998, the Company entered into two treasury interest rate lock agreements with a notional amount of US$ 200 million associated with the IDB loan, pursuant to which the Company locked in the rate on the US Treasury Bond at a cost between 5.66% and 5.89%. In settlement of these agreements, the Company made payments totalling US$ 11 million in March and April 1999. The settlement cost of these agreements was recorded as intangible assets in the accompanying consolidated balance sheets and is being amortized over the term of the loan agreement.

7.

REGULATORY FRAMEWORK

a)

General:

The Company's natural gas transportation business is regulated by Law No. 24,076 (“the Natural Gas Act”), and by regulations issued by ENARGAS, who is entitled, among other things, to set the basis for the calculation of, monitor and approve tariffs. According to such regulatory framework, the transportation tariffs must be calculated in US dollars and converted into Argentine pesos as of the billing date. The basic gas transportation tariffs charged by TGS were established upon the privatization and may be adjusted, prior authorization, in the following cases: (i) semi-annually to reflect changes in the PPI and (ii) every five years according to efficiency and investment factors determined by ENARGAS. The efficiency factor is a reduction to the base tariff resulting from future efficiency programs while the investment factor increases the tariffs to compensate for future investments. Also, subject to ENARGAS approval, tariffs must be adjusted to reflect non-recurring circumstances or tax changes, other than income tax.

In January 2000, ENARGAS, through its Resolution N° 1,470, approved the postponement and further recovery of PPI adjustment corresponding to the first semester of the year 2000. In August 2000, the Executive Power issued Decree N° 669/00, which established that the revenues accrued during the first half of 2000 related to the application of the PPI adjustment mentioned above, would be billed, through a tariff increase, over a twelve-month period starting July 1, 2000. In addition, such decree determined the deferral of any PPI adjustment from July 1, 2000, until June 30, 2002. In late August 2000, Administrative Contentious Federal Trial Court N°8 sustained a precautionary measure requested by the Ombudsman and ordered the suspension of Decree N°669/00, on the grounds that the application of the PPI adjustment contradicted Law N° 23,928 of Convertibility. This measure was subsequently appealed by the Federal Executive Power, ENARGAS and most licensees companies. In October 2001, the Chamber of Appeals sustained this preventive measure, until judgment on the matter is pronounced. TGS filed an extraordinary appeal before the Supreme Court of Justice (“SCJ”) aiming at the revoking of such preventive measure.

As of December 31, 2001, the Company had recorded the higher revenues derived from the application of the Decree 669/00, considering, among others, that i) the deferral of the mentioned tariff adjustment billing is a financing method mandated by the Argentine Government related to already rendered services not being necessary, therefore, the rendering of future services to its customers and ii) in case the deferral could not be billed to customers, the Company should receive a compensation from the Argentine Government for the amounts not billed as a result of services already provided.

As a result of the default on its foreign debt payments declared by the Argentine Government in December 2001 and the approval of the Public Emergency Law in January 2002, as described in Note 2, which eliminates tariff indexing covenants based on US dollar exchange rate fluctuations, foreign price indexes or any other indexing procedure, establishing a conversion rate of one peso equal to one US dollar for tariffs, and the re-negotiation of public utility contracts with no clearly defined scope, among other provisions, the transfer of the PPI to tariffs which the Company legitimately claimed is improbable, as the possibility of recovering it through the Argentine Government is subject to future events, which are beyond the control of the Company.  Consequently, the Company recorded during 2001 a loss of Ps. 126,705 corresponding to the effect of the net revenue accrued in 2001 and 2000, regarding the deferral of adjustments based on the PPI in the caption “Other expenses, net”, which does not mean that TGS waives the rights and the actions it is entitled to according to express provisions contained in the Regulatory Framework. Such rights and actions will be maintained and exercised in every legal and administrative instance even in the renegotiation process under the Law N° 25,561.

During 2000, the Company had begun the second five-year rate review process. On February 8, 2002, ENARGAS notified TGS about the suspension of the terms of such process until the results of the renegotiation process above mentioned is available.

On February 12, 2002 the Federal Executive Power issued Decree N 293 which entrusts the Ministry of Economy the renegotiations of the contracts with public service companies and sets up a Committee for the Renegotiations of Public Services and Works Contracts (the “Renegotiations Committee”). Through Decree N° 370 dated February 22, 2002 the members of this organism were appointed, which include consumer's representatives. This Committee will advise and assist the Ministry of Economy, who will have to present a renegotiations proposal or recommend license rescission to the Executive Power, which will afterwards be submitted to Congress.

On March 21, 2002, the Renegotiations Committee delivered to gas transportation and distribution companies the guideline -approved by the Ministry of Economy- to be followed during the renegotiation process. In April 2002, TGS submitted to such Committee the information requested in the guidelines, mentioning the rights to which the Company and its shareholders are entitled. In early August 2002, the Renegotiations Committee asked the licensees to submit their respective request for tariff increase. TGS replied with a request for a Public Hearing to discuss this matter, as provided in the License.

The Ombudsman filed a precautionary measure against the Public Hearing summoned by the Renegotiations Committee to discuss tariff adjustments requested by public services licensees, including gas companies, on the grounds that such Committee is not entitled to determine tariff adjustments. Against such measure, TGS requested ENARGAS, an increase to its gas transportation tariffs as stipulated by Article 46 of the Natural Gas Act due to the existence of justified and objective circumstances that negatively affect the Company’s financial condition.

To deal with those claims, the Argentine Government, through Resolution N° 487 issued by the Ministry of Economy, authorized the ENARGAS to carry out the process described in Article 46 of the Natural Gas Act regarding the tariff adjustment, requested by gas transportation and distribution companies. According to such resolution the process is followed to preserve the rendering of public utility services, following the renegotiations process that has been conducted. However, the public hearing was suspended by a Court resolution based on the Judges understanding that such a process will be against the Public Emergency Law, which does not allow for emergency, temporal or partial tariff adjustments. Subsequently, The National Government issued a Decree authorizing tariff increases, which was also suspended by a Court decision base on the same judgment. Consequently, the Executive Branch issued Decree N° 120/03 for a further understanding of the Public Emergency Law allowing immediate and partial increases to regulated tariffs as an advance to the future License renegotiations.  In January 2003, the Executive Branch issued Decree N° 146/03, authorizing a 10% tariff increase for TGS, effective January 30, 2003.  Subsequently, consumer’s organizations filed a number of complaints against such increases, which were admitted by Court.

The NGL production and commercialization and other services segment is not regulated by ENARGAS, and as provided in the Transfer Contract, is organized as a division within the Company and maintains separate accounting information.

The License stipulates, among other restrictions, that the Company may not assume debts of CIESA, or grant credit, encumber its assets or grant any other benefit to CIESA's creditors.

b)

Essential assets:

A substantial portion of the assets transferred by GdE has been defined as essential for the performance of the gas transportation service. Therefore, the Company is required to segregate and maintain these assets, together with any future improvements, in accordance with certain standards defined in the License.

The Company may not, for any reason, dispose of, encumber, lease, sublease or loan essential assets nor use such assets for purposes other than providing the licensed service without ENARGAS prior authorization. Any expansion and improvement that the Company may make to the gas pipeline system after the takeover may only be encumbered to secure loans that have a term of more than one year to finance new expansions and improvements to the licensed service.

Upon expiration of the License, the Company will be required to transfer to the Argentine Federal Government or its designee, the essential assets listed in the updated inventory as of the expiration date, free of any debt, encumbrance or attachment, receiving compensation equal to the lower of the following two amounts:

i)

The net book value of the essential assets determined on the basis of the price paid by the acquiring joint venture, and the original cost of subsequent investments carried in US dollars and adjusted by the PPI, net of accumulated depreciation according to the calculation rules to be determined by ENARGAS.

i)

 The net proceeds of a new competitive bidding.

8.

COMMON STOCK AND DIVIDENDS

a)

General

The Company was incorporated on November 24, 1992 with a capital of Ps. 12. The first General Ordinary and Extraordinary Shareholders' Meeting held on December 28, 1992, approved an irrevocable capital contribution against future share subscriptions which, in Argentine pesos as of that date, amounted to 794,483. Since the inventory of the assets transferred had not yet been completed, the shareholders also decided to increase common stock through the partial capitalization of this contribution which, in Argentine pesos of that date, amounted to 557,297. Once the inventory of the assets transferred was completed, the General Ordinary Shareholders' Meeting held on March 24, 1994, approved the capitalization of the balance of the irrevocable contribution against future share subscriptions. Thus, the common stock was increased by 237,186 to a total of 794,495 in Argentine pesos of that date.

As of December 31, 2002 the Company’s common stock subscribed, paid in and issued is composed of:

Classes of stock

Common stock, nominal value Ps. 1 per share, one vote per share:

Class “A” shares	405,192,594
Class “B” shares	389,302,689
Total shares	794,495,283

The Argentine Government initially held a 27% shareholding in the Company represented solely by Class “B” shares. Such Class “B” shares were sold in two parts: (i) a substantial part in 1994 through a local and international public offering (outside Argentina, the shares were offered under the form of ADSs representing five shares each; the ADSs issued in the United States of America are SEC registered and traded on the New York Stock Exchange) and (ii) the remainder, representing approximately a 2% shareholding in the Company, to local and foreign investors during 1996.

The Company is obligated to maintain the authorization to offer the Company's common stock to the public and the corresponding authorization for the shares to be listed on the Argentine Republic's authorized securities markets for a minimum period of 15 years from the respective dates on which such authorizations were granted.

b)

Limitation of the transfer of the Company's shares

The Company's by-laws provide that prior approval of ENARGAS and the unanimous approval of CIESA’s shareholders, under agreements among them, must be obtained in order to transfer Class “A” shares (representing 51% of common stock). The Bid Package states that approval of ENARGAS will be granted, provided that:

-

The sale covers 51% of common stock or, if the proposed transaction is not a sale, the act that reduces the shareholding will result in the acquisition of a shareholding of not less than 51% by another investment company;

-

The applicant provides evidence to the effect that the transaction will not impair the operating quality of the licensed service.

In the case of shareholders of CIESA who have qualified due to the equity, guarantee and/or technical background of their respective parent companies, the sale of shares representing the capital of such subsidiaries by the respective ultimate, direct or indirect parent companies, and/or the cessation of the management running the Company, requires the prior authorization of ENARGAS.

In case the Company wishes to reduce its capital, redeem its shares or distribute any part of its equity, except for the dividends payment, in accordance with the provisions of the Argentine Business Associations Law, it should require prior authorization from ENARGAS.

c)

Restrictions on retained earnings:

Under current Argentine legal requirements, 5% of net income per year must be appropriated into a legal reserve until such reserve equals 20% of total common stock adjusted for inflation.

In addition, the by-laws provide for the issuance of Profit Sharing Vouchers, as defined in Article 230 of the Argentine Business Associations Law, payable to all regular employees so as to distribute 0.25% of the net income of each year among them.

9.

LEGAL AND REGULATORY MATTERS

a)

In April 1996, GdE filed a legal action against TGS for Ps. 23 million, which is the amount GdE claims as a reimbursement of the cost of construction of two compressor plants currently in operation on the TGS pipeline. TGS has denied such claim on the grounds that it owes no money to GdE as it acquired rights to these compressor plants as a part of its overall purchase of the pipeline assets in the 1992 privatization. At the end of February 2000, a first judgment was pronounced upholding GdE's claim for Ps. 23 million plus interest (calculated at the "passive rate" set by the Argentine Central Bank Circular 14,290 from the date GdE paid the above-mentioned purchase orders) and litigation expenses. In August 2001, the Chamber of Appeals partially confirmed the first judgment and ordered TGS to pay the fair value of such plants based on an expert assessment to be performed. The Company has recorded such plants as "Property plant and equipment, net", valued at Ps.  4.3 million based on the replacement cost of similar compressor equipment. The Chamber of Appeals has decided to defer the payment of the litigation expenses until the compressor plants’ fair value resulting from the expert assessment is determined. In October 2001, TGS filed an ordinary and extraordinary appeal before SCJ against such judgment. In December 2001, the SCJ granted the ordinary appeals above mentioned. TGS's management considers that these judgments are based on a partial understanding of the facts and findings proven by TGS, and that the serious inaccuracies and omissions included therein render them arbitrary. The Company believes that the most likely outcome is that the mentioned appeals will overturn the initial and the second judgment against TGS based on the facts and findings mentioned above.

b)

As of the date of issuance of these consolidated financial statements, GdE directly or through ENARGAS, has not fulfilled the obligations set forth in the Transfer Agreement and in the License in accordance to which it is responsible during the 5 year period ending on December 31, 1997, for the registering of the easements relating to the transferred pipeline system which have not yet been properly registered, and for related payments to property owners of any required easements. In order to fulfill its capital expenditures program related to the system integrity and public safety required by the License, the Company has entered into easement agreements with certain landowners and paid related amounts. Consequently, the Company filed a claim against GdE to recover such amounts paid.

On October 7, 1996, the Executive Branch, through Decree N° 1,136/96, created a contribution fund, as specified in the License, to assume GdE’s obligations for paying easements and any other compensation to land owners for an initial five-year period, beginning with the privatization and ending on December 28, 1997. ENARGAS manages the above-mentioned fund, which is financed by a special charge included in the transportation rates and reimbursed to ENARGAS. TGS has filed against GdE-ENARGAS an administrative claim asking for the amounts paid in connection with easements related to facilities existing prior to December 31, 1992. In December 1997, ENARGAS declared that it would allow the reimbursement of the useful expenses, as determined by the Government, derived from easements. The amounts for such concept as of March 31, 2003, recorded in the account “Other non-current receivables” amounts to approximately Ps. 4.2 million. The Company expects to fully recover the amounts paid, based on its rights derived from the License.

In connection with the easements payable starting January 1, 1998, TGS is negotiating with ENARGAS the recovery of amounts paid through increases in the transportation rates. The Company expects, based on its rights, to fully recover the amounts recorded in this connection.

c)

The Company received claims from the Tax Bureau of the Neuquén, Río Negro, La Pampa, Chubut and Santa Cruz Provinces, aimed to collect stamp tax, according to their interpretation, on gas transportation contracts and services offer letters between TGS and its shippers and other contracts subscribed during the privatization of GdE.

Regarding the claim received from the Río Negro Province, in September 1999, the Tax Bureau of such province formalized the claim through a liability assessment. The Company has notified the Argentine Government of its position and has filed an appeal before such Tax Bureau, which was overruled in January 2001. Against such action, on February 1, 2001, TGS filed an appeal before the Minister of Economy of the Río Negro Province, which was rejected in early April 2001. Such Province urged the Company to pay the assessment, which amounted to approximately Ps. 438 million (including interests and penalties as of April 30, 2001). On March 21, 2001, the Company filed a declaratory action of certainty before the SCJ, so that such court issues a judgement on the legitimacy of the Tax Bureau claim. The Company also asked the SCJ to avoid any Río Negro Province’s action tending to collect the mentioned tax, until the SCJ granted the injunction. In April 2001, SCJ granted the requested preventive measure.

Regarding the claim received from the Santa Cruz Province, the Tax Bureau of such Province notified TGS about a preliminary assessment, amounting to approximately Ps. 41 million (with its related interests as of December 31, 2000). In respect to this assessment, TGS presented a discharge and filed its appeal before such Tax Bureau, whose resolution is pending as of the date of issuance of these consolidated financial statements. In addition, TGS filed a declaratory action of certainty before the SCJ with the same purposes and effects of that presented for the Río Negro Province’s claim. In March 2001, the SCJ granted the preventive measure requested and ordered the Santa Cruz Province to avoid any action tending to collect the mentioned tax, until that court arrives to a final decision on the matter.

Regarding the claim received from the Neuquén Province in December 1999, the Tax Bureau of such Province formalized the claim through a liability assessment for approximately Ps. 97 million (with its related interests as of December 31, 1999). Such assessment was appealed before such Tax Bureau. In April 2001, the Company received a re-assessment, which amounted to approximately Ps. 210 million including interests and penalties. On April 17, 2001, TGS filed an administrative motion before such Tax Bureau, on the grounds of the inadmissibility of such re-assessment while the resolution of the appeal previously filed against the assessment received in December 1999, was still pending. Also, the Company appealed against the application of penalties, which were determined disregarding the right of due process. In addition, in September 2001, the Tax Bureau of the Neuquén Province notified TGS about liability assessments related to the stamp tax arising from the Transfer Agreement subscribed by TGS in the privatization of GdE and from the Technical Assistance Agreement for amounts of Ps. 44 million and Ps. 6 million, respectively (include interest as of August 31, 2001). Against such resolutions, the Company has filed appeals before such Tax Bureau, who rejected the appeal for the Transfer Agreement. Consequently, the Company has filed an appeal to higher an instance against this judgment before the Minister of Economy of the province. At the end of December 2001, the Company filed a declaratory action of certainty before the SCJ for all Neuquén Province’s claims, with the same purposes and effects of that presented for the Rio Negro Province’s claim. In April 2002, the SCJ granted the injunction requested and ordered the Neuquén Province to avoid any action tending to collect the mentioned tax, until that court arrives to a final decision on the matter.

Regarding the claim received from the La Pampa province in July 2002, the Tax Bureau of such province formalized the claim through a liability assessment, for approximately Ps. 68 million (including penalties and interests as of July 31, 2002). Such determination has been appealed before such Bureau at the beginning of August 2002.  At the date of the issuance of these consolidated financial statements no answer has been received to this appeal.  In late August 2002, TGS filed a declaratory action of certainty before the SCJ. In November 2002, the SCJ granted the injunction requested and ordered the La Pampa Province to avoid any action tending to collect the mentioned tax, until that court arrives to a final decision on the matter.

In May 2002, the Tax Bureau of the province of Chubut filed administrative actions in order to determine a stamp tax debt for contracts and gas transportation offers amounting to Ps. 5.4 millions (together with its respective fines and interests calculated at April 30, 2002).  TGS made the respective discharge in July 2002 refuting the basis of such proceedings, and not receiving at the date of issuance of these consolidated financial statements any reply from such Bureau. By the end of October 2002, TGS filed before SCJ a declarative action of certainty, so that it can be expedited on the legitimacy of the claim for such tax. In April 2003, the SCJ did not grant the injunction requested and consequently TGS asked such Supreme Court to revoke such petition through the filing of a reposition action.

TGS’s management believes that contracts entered into before the Company’s take-over were not subject to provincial stamp taxes because the parties to the contracts at the time they were signed were governmental entities that were exempt from the tax. Moreover, even if the contracts were subject to provincial stamp taxes, management believes that GdE would bear responsibility for this tax under the Transfer Agreement. However, if the Company were forced to pay any amount, it would have the right to be reimbursed from GdE or the Argentine Government. In the case of the Technical Assistance Agreement, the company has alleged the irrelevance of the tax mainly due to the fact that this agreement was entered in Capital Federal to take effects there instead of the Neuquén Province or any other province.

In respect to the other assessments, TGS’s management believes that gas transportation service offer letters are not subject to the tax mentioned above. Should they be taxable, TGS believes that such event must be considered a change in the interpretation of the tax law, and its impact should be reflected in the tariff according to the relevant regulations. ENARGAS believes that the claims for stamp tax lack of merit because it considers the tax to be unlawful.

d)

In addition to the matters discussed above, the Company is a party to certain lawsuits and administrative proceedings arising in the ordinary course of business.

Although no assurances can be given, the Company believes there are meritorious defenses, which will be asserted vigorously, to substantially all such claims and that any liability, which may finally be determined, will not have a material adverse effect on the Company’s consolidated financial position or results of operations.

10.

BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

The principal recurrent transactions with related parties are payments under the Technical Assistance Agreement entered into with the technical operator, Enron Pipeline Company Argentina S.A. (“EPCA”), in compliance with the provisions of the Bid Package and the Transfer Contract, whereby EPCA is to provide technical advisory services which include services related to, among others, the operation and maintenance of the gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and compliance with the environmental standards. For these services the Company pays a monthly fee based on the higher of: a percentage of certain defined income of the Company or a specified fixed annual amount. The term of the current contract with EPCA is for eight years from December 28, 1992, renewable automatically upon expiration for additional eight-year periods.

The detail of significant outstanding balances for transactions with related companies as of March 31, 2003 and December 31, 2002 is as follows:

	March 31, 2003		December 31, 2002
Sociedad	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
EPCA	-	2,694	-	4,023
Pecom Energía	4,111	7,197	8,066	10,469
Petrobrás	20,229	-	22,832	-
LINK	172	4	264	4
Enron América del Sur S.A.	-	-	32
Area Santa Cruz II U.T.E. (1)	125	-	366	-
Total	24,637	9,895	31,560	14,496

(1)

As of March 31, 2003, Pecom Energía had 100% of this joint venture.

The detail of significant transactions with related companies for the years ended March 31, 2003 and 2002 is as follows:

	Revenues
Company	Gas Transportation	NGL production and commercialization and other services	Salaries and Wages	Compensation for technical assistance	Revenue For administrative Services
EPCA	-	-	84	8.618	21
Pecom Energía	6,392	12,003	-	-	-
Petrobrás	-	72,668	-	-	-
LINK	129	209	-	-	-
Enron América del Sur S.A.	9	-	-	-	-
Area Santa Cruz II U.T.E. (1)	-	466	-	-	-
Total 2003	6,530	85346	84	8,618	21
Total 2002	12,182	21,985	459	10,159	181

(1)

As of March 31, 2003, Pecom Energía had 100% of this joint venture.

1.

SUBSIDIARIES AND AFFILIATES

TELCOSUR:

In September 1998, TGS’s Board of Directors approved the creation of TELCOSUR, whose special purpose is the rendering of telecommunication services, assuring the optimal utilization of TGS’s telecommunication system. TGS’s ownership interest in such company is 99.98% and the remainder 0.02% is held by EPCA. On October 22, 1998, the Governmental Regulatory Agency of Corporations approved the constitution of the company.

On February 16, 1999, the regulatory agency (The Federal Communication Bureau), through Resolution N° 3,468, granted the license to TELCOSUR to provide data transmission and value added telecommunication services in Argentina. By the end of 1999, TELCOSUR obtained from the National Communication Commission the reserve for most of the frequencies necessary for the operation. As of July 1, 2000, TELCOSUR began operations.

LINK:

LINK was created in February 2001, with the purpose of the ownership, construction, and operation of a natural gas transportation system, which will link TGS’s gas transportation system with Cruz del Sur S.A.’s pipeline.

The connection pipeline will be extended from Buchanan, located in the high-pressure ring that surrounds Buenos Aires City, which is part of TGS's pipeline system, to Punta Lara.

TGS’s ownership interest in such company is 49% and DINAREL S.A holds the remainder 51%. The common stock amounts to Ps. 12.

ISONIL:

In September 2002 TGS invested Ps. 5 in the acquisition of a 49% ownership interest of the shares of Isonil, a company incorporated in Uruguay. The company’s corporate purpose will be the rendering of services of operation, inspection, and dealing of emergencies in gas transportation or distribution systems, as well as the construction of pipelines and other services related to natural gas and its associated products. Isonil will render services to Cruz del Sur Pipeline S.A.

TRANSPORTADORA DE GAS DEL SUR S.A.

EXHIBIT B

CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2003 AND 2002

INTANGIBLE ASSETS

	2003										2002
	Original cost				Amortizations						
							Expenses for the period				
Deferred charges	Beginning of year	Additions	Decreases	End of period	Accumulated at beginning of year	Decreases	Amount	Rate %	Acummulated at the end of period	Net book value	Net book value
Organization, pre-operating costs, cancellation costs of commitments assumed under the Transfer Contract and other costs (1)	70.540	-	-	70.540	39.564	-	2.582 (3)	(4)	42.146	28.394	39.257
Settlement costs of hedges of anticipated transactions (2)	50.101	-	6.374	43.727	31.461	2.889	1.822 (5)	(4)	30.394	13.333	24.019
Global Programs and notes issuances costs	55.517	2.572	-	58.089	39.511	-	2.209 (5)	(4)	41.720	16.369	19.391
Total 2003	176.158	2.572	-	172.356	110.536	2.889	6.613		114.260	58.096	
Total 2002	172.336	-	-	172.336	82.793	-	6.876		89.669		82.667

(1) Includes the cost of the Voluntary Retirement Program of 1993, accepted by 463 employees, for approximately 26,647.
(2) See Note 6.
(3) Included in "Operating costs". See Exhibit H.
(4) See Note 3.k)
(5) Included in "Net financial expenses". See Exhibit H.

Rafael Fernández Morandé
President

Exhibit C

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2003 AND AS OF DECEMBER 31, 2002

NON CURRENT INVESTMENTS

	2003										2002
	Description of securities				Issuer information						
						Last financial statements issued					
Name and issuer	Face value	Amount	Cost	Book value	Main business	Date	Capital stock	Net income for the period	Shareholder's equity	% of Capital Stock	Book value
Government bonds (1)	US$1	2.000.000	4.397	1.411 (2)	-	-	-	-	-	-	2.640
Gas Link S.A.	$1	5.880	2.847	(2.143) (4)	Pipeline´s construction and operating services	31/12/2002	6.024 (3)	2.447	8.277	49,00	(3.696)
Isonil S.A.	Ps. Uru. 1	196.000	5	241 (5)	Maintenance	31/03/2003	28	300	452	49,00	102
				(491)							(954)

(1) Corresponds to Argentine Government Foreign Notes - Survey Rates Serie 74.
(2) Includes an allowance for depreciation amounting to 4,349.
(3) Organized with a capital stock amounting to 26. It includes irrevocable contributions for 5,998 against future shares issuance (See Note 11).
(4) According to financial statements at December 31, 2002, restated in March 31, 2003 currency. It is included in "Other liabilities".
(5) Corresponds toTGS' shareholding percentage on balance sheet accounts and temporary differences arising from the conversion of the non consolidated subsidiary's balance sheet as of march 31, 2003.

Rafael Fernández Morandé
President

EXHIBIT D

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED BALANCE SHEET AS OF MARCH 31, 2003 AND AS OF DECEMBER 31, 2002

CURRENT INVESTMENTS

	2003	2002
CURRENT INVESTMENTS		
Government bonds in local currency	96	95
Government bonds in foreign currency (1)	5.794	4.425
Bank account paid in local currency	143	-
Mutual funds in local currency	7.030	-
Bank account paid in foreign currency	14.400	6.588
Mutual funds in foreign currency	260.220	191.586
Total current investments	287.683	202.694

(1) Corresponds to Argentine Government Foreign Notes - Survey Rate Serie 74 for US$ 8 million plus interests accrued net of allowance for depreciation amounting to 17,395.

Rafael Fernández Morandé
President

EXHIBIT F

TRANSPORTADORA DE GAS DEL SUR S.A.

AND SUBSIDIARY

COST OF SALES FOR THE THREE-MONTH PERIOD
ENDED MARCH 31, 2003 AND 2002

	2003	2002
Inventories at the begining of year	6.771	6.366
Adjusted for inflation	(50)	(1.545)
Natural gas purchases (1)	34.623	14.244
Operating costs (Exhibit H)	77.175	102.746
Inventories at the end of period (1)	(8.520)	(5.394)
Cost of sales	109.999	116.417

(1) Includes natural gas used in the NGL production.

Rafael Fernández Morandé
President

EXHIBIT G

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS AS OF
MARCH 31, 2003 AND AS OF DECEMBER 31, 2002

FOREIGN CURRENCY ASSETS AND LIABILITIES

	2003				2002		
	Foreign currency and amount (in thousands)		Exchange rate	Amount in local currency	Foreign currency and amount (in thousands)		Amount in local currency
CURRENT ASSETS							
Cash and banks	US$	1.947	2,88 (1)	5.608	US$	180	593
Investments	US$	97.366	2,88 (1)	280.414	US$	61.502	202.599
Trade receivables	US$	12.222	2,88 (1)	35.200	US$	11.802	38.879
Other receivables	US$	3	2,88 (1)	9	US$	67	221
				321.231			242.292
NON CURRENT ASSETS							
Trade receivables	US$	11.234	2,88 (1)	32.355	US$	13.301	43.817
Other receivables	US$	131	2,88 (1)	378	-	-	-
Investments	US$	489	2,88	1.411	US$	801	2.640
				34.144			46.457
				355.375			288.749
CURRENT LIABILITIES							
Accounts payable	US$	6.004	2,98 (2)	17.893	US$	6.253	21.229
	XEU	36	3,21 (2)	114	XEU	1	4
Loans	US$	510.241	2,98 (2)	1.520.518	US$	496.394	1.685.227
Other liabilities	US$	225	2,98 (2)	671	-	225	764
				1.539.196			1.707.224
NON CURRENT LIABILITIES							
Accounts payable	US$	-	-	-	US$	2.107	7.155
Loans	US$	531.877	2,98 (2)	1.584.993	US$	842.795	1.814.153
				1.584.993			1.821.308
				3.124.189			3.528.532

(1) Buying exchange rate as of march 31, 2003.
(2) Selling exchange rate as of march 31, 2003.

US$: United States of America dollars
XEU: Euros

Rafael Fernández Morandé
President

EXHIBIT I

TRANSPORTADORA DE GAS DEL SUR S.A.

AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET AS OF MARCH 31, 2003

DETAIL OF MATURITIES OF CASH INVESTMENTS, RECEIVABLES AND LIABILITIES

	Cash investments (1)	Receivables (2)	Debt (3)	Other liabilities (4)
Without specified maturity	-	87.241	-	6.433
With specified maturity				
* Past due				
Until 03-31-02	-	4.892	-	-
From 04-1-02 to 06-30-02	-	2.105	-	-
From 07-1-02 to 09-30-02	-	1.430	-	-
From 10-1-02 to 12-31-02	-	7.242	-	-
From 01-1-03 to 03-31-03	-	11.597	846.197	-
Total past due	-	27.266	846.197	-
* Non-due:				
From 04-1-03 to 06-30-03	287.798	138.616	669.117	107.357
From 07-1-03 to 09-30-03	5.760	1.108	10.608	3.818
From 10-1-03 to 12-31-03	5.760	2.591	15.117	3.837
From 01-1-04 to 03-31-04	5.760	2.166	8.665	5.459
During 2004 (rest of the year)	5.760	6.925	373.803	-
During 2005	-	7.452	373.043	-
During 2006	-	1.385	253.032	-
During 2007	-	1.541	133.798	-
During 2008	-	1.716	129.531	-
From 2009 onwards	-	13.576	323.826	-
Total non-due	310.838	177.076	2.290.540	120.471
Total with specific maturity	310.838	204.342	3.136.737	120.471
Total	310.838	291.583	3.136.737	126.904

(1) Includes mutual funds, governmnet bonds and paid current accounts, except for governmnet bonds depreciation allowances. Said investments bear interest at variable rate.

(2) Includes trade receivables and other credits, except for allowances. Said credits do not bear interests, except for 21,580 that bear interests at 5.52% semi anually rate. From the total credits without specific maturity, 3,059 correspond to current assets and 84,182 to non current assets.

(3) Corresponds to financial loans reached by the global restructuring process. The interest rate which result will be defined from that process.

(4) Corresponds to the total non financial liabilities, except for allowances. Said liabilities do not bear interests. Other liabilities without specified maturity correspod to current liabilities.

Rafael Fernández Morandé
President

Footnotes